UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GALAXY NUTRITIONAL FOODS, INC.

(Name of Issuer)

Common Stock ($0.01 per share)

(Title of Class of Securities)

36317Q 10 4 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BH Capital Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36317Q 10 4

Page 3 of 11 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Excalibur Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36317Q 10 4

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). HB and Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry Brachfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36317Q 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Excalibur Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q 10 4

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). William S. Hechter

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 605,958 6. Shared Voting Power 0 7. Sole Dispositive Power 605,958 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.99%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36317Q 10 4

Page 8 of 11 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Lilian Branchfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 36317Q 10 4

Item 1(a). Name of Issuer

Galaxy Nutritional Foods, Inc. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Office

2441 Viscount Row, Orlando, Florida 32809

Item 2(a). Names of Persons Filing

1. BH Capital Investments, L. P. (“BHCI”)

2. Excalibur Limited Partnership (“ELP”)

3. HB and Co., Inc. (“HBCI”)

4. Henry Brachfeld (“Mr. Brachfeld”)

5. Excalibur Capital Management, Inc. (“ECMI”)

6. William S. Hechter (“Mr. Hechter”)

7. Lilian Brachfeld (“Mrs. Brachfeld”)

The Reporting Persons have previously filed with the SEC a copy of an agreement by and among the Reporting Persons with respect to the joint filing of the original Schedule 13G and any amendments thereto.

Item 2(b). Address of the Principal Business Office:

The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

175 Bloor Street East, South Tower

Suite 705

Toronto, Ontario, Canada M4W 3R8

The address of the principal business office of ELP, ECMI and Mr. Hechter is:

33 Prince Arthur Avenue

Toronto, Ontario, Canada M5R 1B2

Item 2(c). Citizenship

See Row (4) on Pages 2-8

Item 2(d). Title of Class of Securities

Common Stock, par value $0.01 per share

CUSIP Number 36317Q 10 4

Item 2(e). Cusip Number

36317Q 10 4

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4. Ownership

(a)	See Row (9) on Pages 2-8. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Persons as of December 31, 2002. Each Reporting Person (except Mrs. Brachfeld) is deemed to beneficially own a pro rata share of the maximum 9.99% (1,211,916 shares) of the Issuer’s common stock beneficially owned by the group based on such person’s pro rata ownership of: (i) a total of 57,384 shares of the Issuer’s Series A Convertible Preferred Stock originally issued in April 2001 (otherwise convertible into a total of approximately 1,830,967 shares of common stock as of December 31, 2002, but for the 9.99% ownership cap); (ii) 594,436 shares of the Issuer’s common stock issued to the group primarily upon partial conversion of the Issuer’s Series A Convertible Preferred Stock; and (iii) warrants to purchase a total of 30,000 shares of the Issuer’s common stock.

(b)	See Row (11) on Pages 2-8. As of December 31, 2002, the Reporting Persons beneficially owned in the aggregate 9.99% of the Issuer’s Common Stock based on 12,131,295 shares outstanding on November 8, 2002 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2002.

(c)	See Rows (5)-(8) on Pages 2-8.

(d)	Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

Note: The number of shares of the Issuer’s common stock issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock as of December 31, 2002 is based upon a conversion price of approximately $1.51 per share and remaining Series A Convertible Preferred Stock conversion amount of approximately $2,764,761. Pursuant to the terms of the Series A Certificate of Designations of the Issuer, the holders of the Series A Convertible Preferred Stock may convert such shares at the lower of (i) $5.10 per share, (ii) the market price on the original issuance date, or (iii) 95% of the average of the two lowest closing bid prices of the common stock out of the 15 trading days prior to the conversion or calculation date, originally subject to a

CUSIP Number 36317Q 10 4

floor (that has since been eliminated) of $3.10 per share. As of December 31, 2002, the applicable conversion price was approximately $1.51 per share. The terms of the Series A Certificate of Designations of the Issuer prohibits a holder of such shares from converting such portion thereof to the extent that after giving effect to such conversion, such owner (together with other affiliated holders of such converting holder) would be deemed to beneficially own more than 9.99% of the Issuer’s outstanding common stock.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent               Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2003

BH Capital Investments, L.P. By: HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld President

Excalibur Limited Partnership By: Excalibur Capital Management, Inc., General Partner

By:	/s /William S. Hechter	(SEAL)
William S. Hechter President

HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld President

/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld

Excalibur Capital Management, Inc.

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter, President

/s/ William S. Hechter	(SEAL)
William S. Hechter

Lilian Brachfeld

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld, Attorney-in-Fact[1]

[1]	A power of attorney authorizing Mr. Brachfeld to act on behalf of the Reporting Persons for the purpose of complying with Sections 13(d) and 13(g) has been previously filed with the SEC.